ROPES & GRAY LLP
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                   WRITER'S DIRECT DIAL NUMBER: (617) 951-7910


May 7, 2007

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Linda Stirling

Re: Fifth Third Funds (the "Trust") (Registration Nos. 33-24848 and 811-05669) Proxy Statement

Ladies and Gentlemen:

This letter is in response to oral comments provided to the undersigned by Linda Stirling of the staff of the Securities and Exchange Commission (the "Commission") on May 1, 2007, regarding the Fifth Third Large Cap Core Fund (the "Fund") Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 . These comments and responses thereto are set forth below.


1. Comment: Please confirm that all strategy changes contemplated for the Fund have been disclosed in the Proxy Statement.

Response: We can confirm that all strategy changes contemplated for the Fund have been disclosed in the Proxy Statement.

As requested, officers of the Trust have instructed us to acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose


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Securities and Exchange Commission             -2-                May 7, 2007


filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ Mary Beth Constantino

Mary Beth Constantino

cc:  Alan G. Priest
     Alyssa Albertelli
     Shannon Gotfrit